MDU Communications International, Inc.
60-D Commerce Way
Totowa, NJ 07512

August 23, 2007

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Unites States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Comment Letter of August 14, 2007 Directed to MDU Communications International, Inc.
Regarding Form 10-K for the Fiscal Year Ended September 30, 2006; Filed January 2, 2007
File No. 000-26053

Dear Mr. Spirgel:

MDU Communications International, Inc. (the “Company”) requests a short extension of an additional ten (10) business days, up through and including September 12, 2007, in which to reply to the above referenced comment letter. The Company believes that the issues raised by the comment letter are clear and straightforward, however, due to vacation schedules and the upcoming holiday, an additional ten (10) business days are required to adequately prepare a response.

If you have any questions, please feel free to give me a call at (973) 237-9499, x4034. Thank you.

Yours very truly, Bradley D. Holmstrom General Counsel